SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 27, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1) The Press Release issued on June 27, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 27 June 2008
ING declares tender offer for preference shares A unconditional
THIS ANNOUNCEMENT IS NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, ITALY OR THE UNITED STATES
With reference to the tender offer of 5 March 2008, ING announced today that 5,296,015 (depositary receipts of) preference shares A of ING Groep N.V., with a nominal value of EUR 1.20 each, have been tendered. ING has accepted all of these tendered shares and depositary receipts. Delivery of and payment for the tendered (depositary receipts of) preference shares A will take place on 2 July 2008 in accordance with the terms of the tender offer.
The tender period ended on 26 June 2008 and the preference A shares which (or for which the depositary receipts) were tendered, will be cancelled in accordance with the resolution of ING’s general meeting of shareholders held on 22 April 2008.
As announced on 5 March 2008, the preference shares A and the preference shares A for which the depositary receipts were not tendered will be redeemed and cancelled. The holders of these shares will receive EUR 3.40 plus EUR 0.1068 of accrued gross dividend for each such cancelled share. The amount of the accrued dividend is calculated as from 1 January 2008 and is based on the expectation that cancellation and payment of any shares not tendered takes place on 4 September 2008.
Press enquiries
Carolien van der Giessen
ING Group
+31 20 5416522
carolien.van.der.giessen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ J.H. van Barneveld
J.H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: June 27, 2008